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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                Amendment No. 1

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-28196

(Check One)

[  ]   Form 10-K and Form 10-KSB              [  ]  Form 11-K

[  ]   Form 20-F            [X]  Form 10-Q and Form 10-QSB     [  ] Form N-SAR

For Period Ended:   March 31, 2002
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[  ]        Transition Report on Form 10-K and Form 10-KSB

[  ]        Transition Report on Form 20-F

[  ]        Transition Report on Form 11-K

[  ]        Transition Report on Form 10-Q and Form 10-QSB

[  ]        Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                     PART I.
                             REGISTRANT INFORMATION

   Full name of registrant: WebLink Wireless, Inc
                           -----------------------------------------------------

   Former name, if applicable:
                               -------------------------------------------------

   Address of principal executive office (Street and number):

   3333 Lee Parkway, Suite 100
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   City, state and zip code: Dallas, Texas 75219
                            ----------------------------------------------------



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                                    PART II.
                             RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X]    (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)     The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III.
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     WebLink Wireless, Inc. (the "Company") seeks relief pursuant to Rule 12b-25(b) to file a late Form 10-Q. The Form 10-Q for the period ended Mach 31, 2002 could not be filed without unreasonable effort or expense and the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date of May 15, 2002.

     The Company's Form 10-Q could not be filed within the prescribed period as a result of certain activities in process that, upon completion, or, if not completed, will impact the disclosures in the Form 10-Q for the period ended March 31, 2002. Due to the significance of these activities, the Company believes it should delay its filing to ensure full and complete disclosures in the quarterly Form 10-Q.



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                                    PART IV.
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Kelly W. Prentiss                              (214)         765-3874
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         (Name)                                  (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).

                                                [X] Yes          [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ ] Yes          [X]  No



     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             WebLink Wireless, Inc.
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                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2002                    By: /s/ Kelly W. Prentiss
      ------------------------------     ---------------------------------------
                                         Name: Kelly W. Prentiss
                                               Title: Vice President, Finance
                                                        and Chief Financial
                                                         Officer

     Instruction. The form may be signed by an executive officer of registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant or by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).